EXHIBIT 99.1

Golar LNG Limited and Rosneft Oil Company sign a Memorandum of Understanding for cooperation in the area of FLNG

HAMILTON, Bermuda, March 5, 2015 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") and Rosneft Oil Company ("Rosneft") have entered into a Memorandum of Understanding ("MoU") that foresees cooperation between the companies in the area of floating liquefaction (FLNG) and transportation of natural gas.

Under this MoU the companies will enter into discussions to develop opportunities for the use of Golar's GoFLNG facilities in Latin America and potentially other locations. The parties are targeting signing of two FLNG tolling agreements for projects within Rosneft's portfolio.

This memorandum between Golar and Rosneft represents an opportunity for both companies to clearly align their objectives, combining Golar's leading midstream LNG credentials (liquefaction, transportation and regasification) and Rosneft's world class upstream portfolio.

Rosneft is the third largest gas producer in Russia. Rosneft gas production reached 42.1 bcm in 2013, while the recoverable natural gas reserves topped 6.5 tcm. The company target is to reach 100 bcm of annual gas production by 2020.

Golar is one of the world's largest independent owners and operators of LNG carriers with over 40 years of industry experience. Golar's innovation delivered the world's first Floating Storage and Regasification Units (FSRU) based on the conversion of existing LNG carriers.  Golar's latest strategic move is to extend its business model further upstream by deploying its floating liquefaction technology (GoFLNG). The objective is to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

March 5, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan